Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 23, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	D-Wave Quantum Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 27, 2022

File No. 333-263573

Ladies and Gentlemen:

On behalf of D-Wave Quantum Inc. (the “Company” or “D-Wave Quantum”), we acknowledge receipt of the comment letter, dated June 9, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Amendment No. 2 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, together with exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement as filed with the Commission on May 27, 2022.

Amendment No. 3 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Q: What interests does the Sponsor and DPCM’s officers and directors have in the Transaction?, page 9

1.

We note your response to prior comment 1 and reissue our comment in part. Please clearly state whether there are any fees or out-of-pocket expenses due to affiliates of the Sponsor upon consummation of the Transaction.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 12, 39, 80, 89 and 309 of Amendment No. 3.

Material U.S. Federal Income Tax Considerations, page 111

2.

We note you have filed a short-form tax opinion as Exhibit 8.1 to your registration statement. Accordingly, please remove any statement in your disclosure that assumes the material tax consequences at issue (e.g., “Assuming the DPCM Merger so qualifies. . . a U.S. holder that exchanges DPCM Class A Shares for D-Wave Quantum Common Shares in the DPCM Merger should not recognize any gain or loss on such exchange.”). State clearly that the DPCM Merger will qualify as an exchange governed by Section 351 of the U.S. Tax Code and whether U.S. holders who exchange DPCM Class A Shares for D-Wave Quantum Common Shares in the merger will recognize gain or loss on such an exchange. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty. Further, please clearly state in your disclosure that the statements set forth under the captions “Material U.S. Federal Income Tax Considerations—U.S. Holders—Redemption of DPCM Class A Shares” and “Material U.S. Federal Income Tax Considerations—U.S. Holders—The DPCM Merger” constitute the opinion of Greenberg Traurig, P.A.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to state that, subject to the qualifications, assumptions and limitations contained in the legal opinion attached as Exhibit 8.1 to the Registration Statement, the above-referenced disclosure constitutes the opinion of Greenberg Traurig, P.A. The Company has also revised its disclosure to remove assumptions as to the material tax consequences to which the opinion relates, as well as to state that, subject to the qualifications and limitations set forth therein, the DPCM Merger, taken together with certain related transactions, should qualify as an exchange governed by Section 351 of the U.S. Tax Code, and also to include a discussion of the degree of uncertainty regarding such qualification. Please see pages 120 and 122 of Amendment No. 3.

Unaudited Pro Forma Combined Financial Information

Description of the Transaction, page 146

3.

We note on page F-56 that D-Wave Systems, Inc. has nearly 5.5 million unvested options as of March 31, 2022. Please describe how these options are expected to be impacted by this Transaction. To the extent that vesting will be accelerated and additional stock based compensation expense will be recognized, please revise your pro formas to give effect to the expected charge and provide quantified disclosure in MD&A, if material.

Response: The Company acknowledges the Staff’s comment and confirms that of the approximately 5.5 million unvested D-Wave options outstanding as of March 31, 2022, approximately 1.0 million will vest upon consummation of the Transaction. The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 7, 8, 160, 165 and 167 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 151

4.

Please revise to correct the placement of pro forma adjustment (f). It appears this adjustment pertains to accounts payable, accrued expenses and other current liabilities rather than trade accounts payable.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 160 of Amendment No. 3.

Information about D-Wave, page 181

5.

We note your response to prior comment 5. We further note the public press release published on July 6, 2021, announcing that Quantum Blockchain Technologies Plc would use D-Wave’s Leap quantum cloud service to develop cryptography algorithms for crypto currency mining. Please advise if this customer engagement is currently in effect, and, if so, address prior comment 5.

Response: The Company acknowledges the Staff’s comment and confirms that D-Wave currently receives no revenue from the use of its solutions for cryptoasset mining or cryptoasset-related activities or applications, and that it is not aware of any customers or developers using D-Wave’s solutions to engage in cryptoasset mining, developing cryptography algorithms for cryptoasset mining or participating in other cryptoasset-related activities or applications. Additionally, D-Wave’s Leap terms and conditions specifically prohibit the use of any data mining, robots or similar data gathering or extraction methods in connection with access to D-Wave’s Leap services. D-Wave advises the Staff that its agreement with Quantum Blockchain Technologies Plc, referenced in the Staff’s comment, was terminated on November 25, 2021. In addition, D-Wave advises the Staff that, although not cryptocurrency mining, as part of an economic research project, the Bank of Canada is using D-Wave’s quantum computing system to model the adoption of cryptocurrency as a method of payment by non-financial firms.

D-Wave Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Transaction Agreement and PIPE Financing, page 200

6.

You disclose on page 201 that after consummation of the Transaction and PIPE financing, you expect cash balances of approximately $128.2 million, assuming the Maximum Redemption Scenario, or $318.3 million, assuming the No Redemption Scenario. These figures do not appear consistent with pro forma cash balances presented on page 151. Please revise as appropriate to clarify the reason for this apparent discrepancy.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 209 of Amendment No. 3.

Comparison of the Three Months Ended March 31, 2022 and 2021

Revenue, page 204

7.

We note your response to prior comments 7 and 11. We note that QCaaS revenue comprised 80-81% of total revenues for the quarters ended March 31, 2021 and 2022, 83% of total revenues for the year ended December 31, 2020 and 70% of total revenues for the year ended December 31, 2021. Your discussion of projections on page 286 indicates that you expect QCaaS revenue to be only 45% of total revenue for 2022. Please tell us and revise your filing to explain the reason for this discrepancy. If you anticipate a significant reduction in QCaaS revenue as a percentage of total revenue in 2022 as compared to 2021, please revise your MD&A to explain the reasons for this expected change in trends.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 210 and 299 of Amendment No. 3. The Company advises the Staff that D-Wave’s relative mix of QCaaS and professional services revenue is subject to significant fluctuation from quarter to quarter based on a number of factors, including the specific customer mix during a particular quarter and periods in which a higher proportion of customers elect to forego professional services and begin developing their applications directly in the cloud-based Leap QCaaS environment. At the time they were prepared, the unaudited prospective financial projections included in the Registration Statement reflected management’s expectation that the overall trend in D-Wave’s revenue mix would be towards a higher percentage of QCaaS revenue, recognizing that such percentage is likely to fluctuate from quarter to quarter, and anticipating a lower percentage of QCaaS revenue in 2022 compared to the prior year due to D-Wave’s focus on scaling professional services to create new customer relationships. However, if a greater percentage of customers than expected elect to develop their own applications and move directly to higher-margin QCaaS services, as has been observed in the quarter ended March 31, 2022, the Company expects this to have a positive effect on its financial results given the higher gross margins associated with the QCaaS revenue.

Related Party Loans, page 255

8.

We note your disclosure that the Sponsor of DPCM issued an unsecured promissory note to an affiliate of the Sponsor for purposes of providing working capital to DPCM. Identify the affiliate of the Sponsor that is the counterparty and file a copy of the promissory note as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 187 and 264 of Amendment No. 3.

Background of the Transaction, page 277

9.

We note your response to prior comment 9 and revised disclosure on page 282. Please revise to state when the projections incorporating such adjustments were subsequently disseminated to the DPCM Board and clarify the date the projections included in your registration statement on page 289 were prepared. If the assumed closing date was considered a “key assumption” in preparing the financial projections, please include it in your list of assumptions on page 286 or advise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 294, 297 and 299 of Amendment No. 3.

Certain Benefits of DPCM’s Directors and Officers and Others in the Transaction, page 293

10.

We note your response to prior comment 12 and reissue our comment in part. We further note your revised disclosure stating that DPCM does not believe its fiduciary duties or contractual obligations or waiver of corporate opportunity materially affected its search for a business combination. Please clearly state whether the “search” for a business combination includes DPCM’s negotiation and recommendation of the business combination or advise.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clarify that DPCM does not believe that the fiduciary duties or contractual obligations of DPCM’s officers or directors or waiver of corporate opportunity materially affected DPCM’s search for a business combination, including the negotiation or recommendation thereof or the provision of advice in connection therewith. Please see pages 12, 38, 80 and 308 of Amendment No. 3.

General

11.

We note your disclosure that UBS Securities LLC, Morgan Stanley & Co. LLC, and Citigroup Global Markets Inc. (collectively referred to herein as the “Firms”) resigned from their respective roles in connection with the Transaction. Please disclose how you received notice from the Firms, the amount of any fees that have already been paid to the Firms, and why each waiver was agreed to. Separately state the amount of fees waived by each Firm, not solely in the aggregate.

In addition, with respect to each such resignation:

•

Please clarify the role that each Firm played in any part of the Transaction (i.e., the identification or evaluation of business combination targets) as well as the current relationship between the Firms and the merger parties (i.e. whether there are other relationships with any of the Firms after the resignations). Disclose both the extent of the work already performed and the work agreed to be performed by each Firm prior to its resignation. Revise the background of the Transaction to clearly note when any of the Firms were present in discussions or at board meetings and qualify their presence by noting they subsequently resigned.

•

Discuss the potential impact on the Transaction related to the resignation of the Firms, including, but not limited to, any impact on the PIPE financing. For example, if any of the Firms would have played a role in the closing, please revise to identify the party who will be filling any such role.

•

Disclose in the forepart of the filing that the Firms claim no remaining role in your business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

•

Please disclose whether any of the Firms were involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including but not limited to any analysis underlying disclosure in the registration statement. If so, clarify the involvement of any such Firm, whether it has retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on such Firm’s expertise.

•

Disclose whether any of the Firms provided you with any reasons for its respective resignation or why it was unable to complete its respective engagement. If there was no dialogue and/or you did not seek out the reasons why such Firm was resigning (and waiving deferred fees, as applicable) or unable to complete its respective engagement, despite already providing and/or completing their services, please indicate so in your registration statement.

•

Please advise if you are aware of any disagreements with any of the Firms regarding the scope of their respective engagement or their ability to complete their respective engagement prior to resigning.

•	Please advise whether you are aware of any disagreements with any of the Firms regarding the disclosure in your registration statement.

•

Revise your risk factor on page 80 to note whether each Firm was to be compensated, in part, for services already rendered. As applicable, address that the Firms will waive such fees and disclaim responsibility for the Form S-4 registration statement despite already rendering such services. Clarify the unusual nature of each fee waiver and the impact of it on the evaluation of the Transaction.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 33, 85, 86, 117, 295, 296, 305 and 306 of Amendment No. 3.

12.

Please disclose what consideration the DPCM Board has given to reconsidering its assessment of the Transaction given the subsequent resignation of the Firms. Expand your disclosure to address the DPCM Board’s consideration of the Transaction without the advice of the Firms and disclose the impact this will have on investors.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to disclose the DPCM Board’s consideration of the Transaction in light of the resignation of the Firms. Please see pages 34, 117 and 306 of Amendment No. 3.

13.

We note your risk factor on page 80 addressing the resignation of Morgan Stanley, Citi and UBS in their advisory roles in connection with the Transaction. Please disclose whether UBS advised it has resigned in every capacity in which they were described in the registration statement. If so, please expand your disclosure to address this fact. In that regard, we note your disclosure on page 110 that UBS “has an interest in DPCM completing a business combination that will result in the payment of the deferred underwriting commission.” Explain how UBS is ceasing to act in every capacity or relationship with respect to the Transaction, yet will maintain an interest in the Transaction and receive its deferred underwriting commissions upon consummation of the Transaction. Further, please clarify the relationship between UBS and DPCM after the IPO. Describe any role UBS had in the Transaction, including, but not limited to, any involvement UBS had in identifying potential business combination targets.

Response: The Company acknowledges the Staff’s comment. On May 20, 2022, UBS advised that it has resigned in every capacity with respect to the Transaction. On June 15, 2022, UBS agreed to waive its entitlement to the deferred underwriting commission to which it became entitled upon completion of the DPCM IPO and which would otherwise have been payable upon the consummation of the Transaction. The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 33, 85, 86, 117, 163, 168, 186, 296, 302 and 305 of Amendment No. 3.

14.

Please supplementally provide us with the engagement letter with each Firm and other agreements, if any, entered into by DPCM or D-Wave with the Firms or any of their affiliates. Please disclose any ongoing obligations of the parties pursuant to the engagement letter that will survive termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement. Please also provide us with any correspondence between each Firm and DPCM and/or D-Wave relating to such Firm’s resignation.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with the requested agreements and correspondence on a supplemental basis. The Company has revised the Registration Statement in response to the Staff’s comment to expand the disclosure referenced in the Staff’s comment. Please see pages 85 and 295 of Amendment No. 3.

15.

Please provide us with a letter from each Firm stating whether it agrees with the statements made in your proxy statement/prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with such Firm and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If any such Firm does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that such Firm withdrew from its respective role(s) in your transaction and forfeited its fees, if applicable, and that such Firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. The disclosure should clarify whether each Firm performed substantially all the work to earn its fees.

Response: The Company acknowledges the Staff’s comment. D-Wave’s counsel provided a copy of the Comment Letter to counsel to each of the Firms and requested that the Firms each (i) provide the letter referenced in the Staff’s comment, (ii) review the disclosure in the Registration Statement related to its resignation and (iii) provide additional information related to its resignation and contemplated by the Comment Letter. The Firms, through their counsel, have declined to provide such letter, review such disclosure or provide such additional information. The Company will provide the Staff with a copy of such correspondence on a supplemental basis. The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 33, 85, 86, 117, 295, 296 and 305 of Amendment No. 3.

16.

Please revise your disclosure to highlight for investors that each Firm’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that the Firms have been previously involved with the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 3, 33, 34, 86, 117, 296 and 305 of Amendment No. 3.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Jan Woo

Patrick Faller

Robert Littlepage

Lisa Etheredge

Securities and Exchange Commission

John M. Markovich

Tanya J. Rothe

D-Wave Systems Inc.

Emil Michael

D-Wave Quantum Inc.

Kate Furber

Michael Saevitzon

PricewaterhouseCoopers LLP

Thomas R. Martin

Greenberg Traurig, P.A.

Ian M. Hazlett

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP